Exhibit 3

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITIONS AND RESULTS OF OPERATION

AT DECEMBER 31, 2007

This Management Discussion and Analysis (“MD&A”) is intended to supplement the Company’s audited financial statements and notes thereto for the year ended December 31, 2007 (the “Statements”) and compares the financial results with those of the comparative year. The reader is encouraged to review the Statements in conjunction with this document. This report is dated March 31, 2008 and the Company’s public filings, including its most recent Annual Information Form, can be viewed on the SEDAR website (www.sedar.com).

The Company prepares and files its financial statements and MD&A in Canadian (“CDN”) dollars and in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). Note 19 to the annual audited financial statements for the year ended December 31, 2007 describes the difference between GAAP and United States Generally Accepted Accounting Principles (“USGAAP”) and reconciles certain items contained in the Statements. All amounts presented in this MD&A are in Canadian dollars and tabular dollar amounts are in thousands unless otherwise indicated.

BUSINESS OVERVIEW

New Gold Inc. (“New Gold” or the “Company”) is a Canadian based resource company engaged in the exploration and development of base and precious metals properties. The current principle area of focus is the New Afton Copper Gold project (the “Project”) located approximately 10 kilometres west of Kamloops, British Columbia.

Corporate

On June 28, 2007, the Company completed an offering (the “Offering”) and subsequent agent’s over allotment option on July 27, 2007, pursuant to which the following securities were issued:

•	237,000 Series D units at a price of $1,000 per unit;

•	55,000 5% subordinated convertible debentures at a price of $1,000 per debenture;

•	2,055,000 flow-through shares at $9.75 per share; and

•	10,700,000 at $7.50 per common shares

The total financing generated gross cash proceeds of $392.3 million (net proceeds $374.5 million).

Asset-backed Commercial Paper (“ABCP”) and measurement uncertainty

As at December 31, 2007 the Company had $170 million invested in collateralized short term debt obligations (rated R1 high by Dominion Bond Rating Service), issued by limited purpose trusts sponsored and managed by non-bank entities. These obligations, commonly known as “Asset Backed Commercial Paper” (“ABCP”), typically had terms of less than 365 days and

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

repayment of a maturing ABCP was dependent on the cash generated by the trusts’ underlying assets and the ability of the trusts to issue new ABCP. In mid August 2007 a number of sponsors of non-bank managed ABCP, including those with which the Company had invested, announced that they could not place ABCP due to unfavourable conditions in the Canadian capital markets.

As a result, the non-bank ABCP market remains the subject of an agreement signed on August 16, 2007 amongst a number of affected parties. This agreement, referred to as the “Montreal Accord”, contemplates a restructuring of ABCP on or before March 31, 2008 with the expressed intention of re-introducing the majority of the investments into a pool of long term floating rate senior and subordinate notes with the senior notes having a credit rating attached to them. The traditional asset pools and ineligible assets will have tracking notes associated with them. It is still uncertain how much of a market will be created as a result of the restructuring. While the Company is not a signatory to the Montreal Accord, it is directly and through counsel monitoring the activities of a committee formed to implement the restructuring and is expected to be required to sign once the restructuring is implemented. However, the final terms of reference for the restructuring, while well advanced as detailed in a press release dated December 23, 2007 (the “December Press Release”), have not been made the subject of a definitive proposal and there is no certainty of a positive outcome.

As a result, there is presently no active market for the ABCP held by the Company and the funds cannot be accessed until such time as the restructuring contemplated by the Montreal Accord has been completed. The Company is unable to definitively determine when or if an appropriate resolution may occur, however, it believes that it is reasonable to anticipate that it will occur by the second quarter of 2008.

The Company has re-classified its holdings in ABCP from short-term investments to long-term assets and categorized such holdings as follows:

Restructuring groupings	Total	Traditional assets	Synthetic assets	Ineligible assets
	$ millions
Trusts held – Series A
Aria	11.3	—	10.1	1.2
Aurora	22.8	—	22.8	—
Rocket	55.6	—	48.3	7.3
Gemini	9.5	9.5	—	—
SAT	6.9	—	6.9	—
SIT III	64.1	—	64.1	—

Total investment	170.2	9.5	152.2	8.5

Estimated fair value */**	120.1	8.3	106.2	5.6

*	- see the valuation methodology and valuation ranges below
**	- the range of fair values estimated by the Company varied between $105.4 million and $134.7 million

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

Based upon the December Press Release, the Company expects to receive floating rate notes (“FRNs”) for the ABCP supported by synthetic assets and tracking notes for the ABCP supported by traditional and ineligible assets.

Management has estimated the fair value impairment on ABCP held as prescribed by CICA Section 3855 by using a probability weighted cash flow approach. Management has used the following methodology and made the following assumptions in its determination of the likely terms and characteristics of the FRNs:

a)	Modeled the FRNs and tracking notes (collectively, “the Restructured Notes”) based upon the December Press Release as this remains the most objective and supportable assumption to use.

b)	Assumed that:

(i)	the Company will receive the average of the group for senior and junior notes from the pool of synthetic assets;

(ii)	the maturity date of the FRNs and the ineligible asset tracking notes will have an average life of 7 years from April 14, 2008 and the margin facility providers (applicable only to the synthetic pooled assets) will charge 160 basis points (“bps”) to provide the facility. The traditional asset tracking notes are estimated to have a 5 year life ; and

(iii)	the underlying assets will generate returns above the collateral invested between 0.5% and 0.8% and that prospective purchasers will require yields between 6% and 15%, depending on the type of trust held, to purchase the FRNs.

As a result of these assumptions, the Company estimated that the Restructured Notes will generate returns in a range of between 3.74% and 4.90% and using the prospective buyers estimated yield to determine a range of recoverable values, present valued the FRNs and tracking notes.

No estimate of the restructuring costs, which have been stated as being immaterial by the Committee, nor interest income since August 13, 2007 has been included in the fair value assessment due to a lack of information.

Based upon a sensitivity analysis the assumptions which have the most significant impact on the valuation estimate includes: the expected yield required by a potential investor, the maturity of the FRNs (currently assumed at 7 years), the cost of the margin facility (currently assumed at 160 bps over the life of the trusts) and whether the restructuring is successful or not.

The resulting cash flows have then been discounted to December 31, 2007 based on the expected maturity of the FRNs. This analysis presumes a successful restructuring essentially on the terms described in the December Press Release and has been calculated without the benefit of full disclosure, review and analysis of the underlying assets of each of the trusts held by the Company as this information has not been provided by each trust. While management believes that it has utilized an appropriate methodology to estimate fair value, given the number of uncertainties there can be no assurance that this estimate of fair value is accurate.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

Based on this fair value estimation the Company has recorded an impairment charge in the amount of $50.1 million in the current year which is the mid-point between the best and worst case results of the analysis described above which management believes is the most appropriate indication of the fair value. There can be no assurance that this estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods. In addition, the Company has not accrued any interest due from these investments pending further information from the restructuring committee.

Management will continue to seek all avenues to recover the maximum value from the original investments and interest due.

The Company has also amended its previous investment policy to further restrict the list of permitted investments while removing asset-backed securities as an allowable investment. Under the revised investment policy, the Company must invest the majority of its funds in short-term debt issued by the Government of Canada or the Provinces of British Columbia, Alberta or Ontario. The remainder must be held in Bankers’ Acceptances, Bank Bearer Deposit Notes or Bank Term Deposits, issued by Authorized Canadian Banks, or in cash on deposit with any of these same banks.

The investment in ABCP and resulting impairment charge and re-classification from current asset to long-term asset does not have any implications on the debt covenants under the Company’s current debt indentures. However, as discussed in the Liquidity and Outlook sections of this MD&A, it may have implications on the Company’s ability to continue as a going concern when considered with other factors.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

New Afton Copper-Gold Project

During 2007 the Company commenced development activities on the Project, including the engagement of the underground contractor who initially commenced the expansion of the existing two kilometer exploration decline, enlarging it to accommodate the equipment necessary to facilitate the mine development. Following this, development has now expanded to five development faces including commencement of the surface portal which began shortly after December 31, 2007. Previous to this, long lead time mill components were ordered as well as the mine development fleet necessary to conduct the underground development. Initial deliveries of the mobile fleet occurred during the third quarter and fourth quarters of 2007 and the majority of all the deliveries have been received by February 2008.

On July 5, 2007 the Company announced that it had appointed AMEC Americas Limited (“AMEC”) based in Vancouver, British Columbia as the Engineering and Procurement contractor for the design of the mill and related surface facilities. AMEC has commenced the detailed engineering phase of the project as well as the procurement of the surface facility components. Subsequently, AMEC’s mandate was expanded to include Construction Management. The Company has also now finalized an agreement with the contractor who will complete the surface works construction. As a part of its mandate as the EPCM contractor, AMEC Americas is undertaking a further review of the capital costs of the project. Costs of building mining projects world-wide have been increasing as a result of higher labour and material costs. As a result of a comprehensive review completed subsequent to December 31, 2007 and overseen by AMEC, and including input from the other consultants and contractors involved in the Project, the Project costs are now projected to total $592 million (which includes a contingency of $48.6 million), 19.6% over the projected costs contained in the Feasibility Study. The Company is presently completing its review of the financial and operational consequences of reducing the ramp up period to less than 12 months from the presently disclosed 27 months and any corresponding effect on funding requirements.

On October 25, 2007 the Company completed the acquisition of the property surface rights including the payment of $16 million plus applicable transfer taxes. As part of the transaction, the seller was granted a 2% Net Smelter Return over the Project which the Company has the option to repurchase at any time for $12 million.

On October 31, 2007 the Company received from the Ministry of Energy, Mines and Petroleum Resources (British Columbia) a permit issued pursuant to Section 10 of the Mines Act approving the work system and reclamation program in respect of the Project. The Company now requires the water and tailings disposal permits, necessary to commence production of the mine. The Project will have a water source for the start-up of the mine as a result of the de-watering of the New Afton pit into an adjacent pit for storage and use during the start-up of the mill.

The Company has also continued to explore at and around the existing resource through a surface drilling campaign which targeted the deep extension of the project; however, these holes are costly and difficult to complete and for the time being have been curtailed. Once the underground development has sufficiently progressed the Company will be able to drill these deep targets from underground at a much lower cost.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

Annual Summary

The annual tabular results of operations are summarized in the following tables which have been prepared in accordance with Canadian GAAP and extracted from the Company’s audited financial statements:

	Year ended December 31, 2007	Year ended December 31, 2006
Loss	$61,448	$3,504
Loss per share – basic and diluted	$2.00	$0.15
Total assets	468,836	132,656
Cash investments in exploration and development	39,276	20,211
Cash flows from financing activities	374,851	72,304

RESULTS OF OPERATIONS

New Afton

The Company’s operating activities for the preceding two fiscal years ended December 31, 2007, have evolved from an exploration based focus in prior years towards the current development focus which commenced in the latter portion of 2006 and continued throughout 2007. The level of spending activity has correspondingly increased in 2007 as a result of the commencement in 2007 of the new mine underground development. In 2006, the primary project spending was focused on the feasibility study required to define the potential of an economic deposit and these results were issued in April 2007.

As a result of these activities, the Company expended $39.3 million, including capitalized financing costs, on the Project and its Ajax property in 2007 as compared to $20.2 million on the Project in 2006. In 2007 the primary expenditures related to $25.7 million on the underground development related to the expansion of the existing 2 kilometer decline and commencement of new development faces, $5.0 million on interest capitalized and paid in 2007, $3.0 million in payments to complete the feasibility study, $4.5 million on surface exploration in and around the New Afton deposit and $0.8 million on exploration at the Company’s Ajax property and optioned properties. In 2006, the Company spent $6.3 million on the feasibility study, $6.1 million on underground exploration, including support services for the underground exploration and $2.3 million for tunneling costs, expended in 2005 but paid in 2006.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

In addition, the Company spent $30.0 million on property, plant and equipment in 2007 as compared to only $0.4 million in the comparative year. The significant increase relates to the receipt of the initial portion of the mine development fleet ($11.2 million) and installment payments made on long lead mill equipment orders ($1.6 million). Additionally, the Company completed the acquisition of the surface rights for the Project in the fourth quarter of 2007 by paying $16.3 million to secure these rights.

Corporate

The Company incurred a loss of $61.4 million or $2.00 per share in 2007 as compared to a loss of $3.5 million or $0.15 per share in 2006.

As discussed above, the Company incurred an impairment charge on its investments in non-bank sponsored ABCP investments totaling $50.1 million during the current year which forms the major variance year over year.

The Company has also expensed $22.1 million related to interest and accretion charges which do not qualify for capitalizing to the project costs. The Company allocates the interest and accretion charges arising as a result of the Note and Debenture debt financings between mineral properties and the Statement of Operations based upon the weighted average effective interest rate of the borrowings times the average capitalized value of the Project during the period. The accretion charges component of these costs, which are non-cash in nature, totaled $13.7 million in 2007 and are high due to the short accretion period used in the debt accounting due to the June 2008 permit test which were expensed as a period cost.

Wages, benefits and stock-based compensation costs related to corporate staffing have decreased to $2.7 million in 2007 as compared to $4.4 million in 2006 mainly as a result of lower stock-based compensation charges which mirror the vesting period of the options issued.

Professional and regulatory fees have increased in 2007 to $2.9 million as compared to $0.9 million in 2006 due to amending the Company’s bank advisory agreement and incurring project financing related costs totaling $1.4 million and which was subsequently stopped, incurring consulting fees to advise the Company on its initial year of full Sarbanes-Oxley compliance and higher legal fees inpart due to the Company’s investigation into the ABCP restructuring.

As a result of the Company receiving its primary permit to operate and reclaim the New Afton mine on October 31, 2007, the Company has commenced recognizing its previously unrecognized future income tax assets. The Company has recognized future tax assets and recorded a future tax recovery of $9.9 million in 2007 relating to available loss carry forward amounts and share and debt issue costs that have been incurred in 2007 and in prior periods. The balance has been set-off against the Company’s future tax liabilities, resulting in a net future tax liability of $2.4 million at December 31, 2007.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

SELECTED QUARTERLY INFORMATION

The results of operations summarized in the following tables have been prepared in accordance with Canadian GAAP:

Comparative Periods

$Cdn	2007 4th Quarter	2007 3rd Quarter	2007 2nd Quarter	2007 1st Quarter
Statements of Operation and Deficit
Loss	$42,576	$16,448	$1,962	$462
Loss per share	1.15	0.45	0.08	0.02
Balance Sheets
Working Capital	(29,600)	183,513	228,066	56,783
Total Assets	468,835	502,636	489,143	133,238
Statements of Cash Flows
Payments for mineral properties exploration costs	20,406	5,957	7,046	5,867

$Cdn	2006 4th Quarter	2006 3rd Quarter	2006 2nd Quarter	2006 1st Quarter
Statements of Operation and Deficit
Loss	$1,375	$750	$60	$1,318
Loss per share	0.06	0.03	0.00	0.07
Balance Sheets
Working Capital	65,471	71,442	76,460	80,308
Total Assets	132,656	131,040	130,531	130,223
Statements of Cash Flows
Payments for mineral claim interest and exploration costs	5,449	4,544	5,442	4,776

During the fourth quarter of 2007, the Company invested approximately $20.4 million on its mineral properties as compared to $5.5 million in the comparative quarter in 2006. During the current quarter, expenditures on the New Afton project included $13.3 million on underground development and infrastructure, $5.0 million on interest payments which were capitalized to the project costs, $1.3 million on surface exploration in around the New Afton project and $0.8 million on the Company’s Ajax claims. In the comparative quarter, the Company spent $1.0 million on underground exploration and support, $2.3 million on the feasibility study and $1.7 million on the surface exploration programs primarily related to the New Afton deep targets.

In addition, the Company spent $23.5 million on property, plant and equipment in the fourth quarter as compared to $0.1 million in the comparative quarter in 2006. The significant increase relates to the acquisition of the mine development fleet, installment payments made on long lead mill equipment orders plus sundry capital assets required for the development of the New Afton Mine which totaled $7.3 million. Additionally, the Company completed the acquisition of the surface rights for the project in the fourth quarter of 2007 and paid $16.3 million to secure these rights.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

For the fourth quarter, the Company incurred a loss of $42.6 million or $1.15 per share as compared to a loss of $1.4 million or $0.06 per share in the prior comparative three month period. The increase in the loss is primarily related to:

•	The Company incurred an additional impairment charge on its investments in non-bank sponsored ABCP investments which totaled $32.9 million in the current quarter.

•

The Company has expensed $10.8 million related to interest and accretion charges which do not qualify for capitalizing to the Project costs. The Company allocates the interest and accretion charges arising as a result of the Note and Debenture debt financings between mineral properties and the Statement of Operations based upon the weighted average effective interest rate of the borrowings times the average capitalized value of the Project during the period. The accretion charge on a quarterly basis will reduce in future periods once the obligation of the Company to offer to redeem the Note prior to maturity is met; therefore the Company has been accreting the debt over a 12 month period to its face value. The Company expects to be changing the accretion period to the expected life of the debt in June 2008, not as previously reported in the third quarter MD&A, once the remaining permits are received. In addition, as the carrying value of the New Afton property increases the proportionate amount of interest and accretion charged to mineral properties as compared to operations will increase.

The loss was partially offset by an increase of $1.4 million in higher interest income from the net proceeds from the June and July 2007 financings excluding those investments tied up in the ABCP restructuring for which no interest has been accrued pending clarification from the Committee. In addition, wages, benefits and stock-based compensation costs were lower in the current quarter than in the comparative quarter due primarily to lower stock-based compensation charges.

Previous Eight Quarters

Over the eight preceding quarters, the following significant events have occurred which has impacted the trends over that period:

•

Financings - On June 28, 2007 and subsequent agent’s over allotment option on July 27, 2007, the Company completed a short form prospectus filing generating gross cash proceeds of $392.3 million (net proceeds $374.5 million) (see Liquidity and Capital Resources). In February 2006 the Company raised $75 million from the issuance of units comprised of one share with a half warrant. In addition, the Company raised approximately $3 million in flow through financing during the fourth quarter of 2005.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

As result total assets and working capital, until the fourth quarter of 2007, has increased significantly since the second quarter of 2007. Once the Company receives its remaining permits, working capital will improve further as the Note debt will be re-classified from a current to long-term liability.

•	The Company commenced a Feasibility Study in December 2005 (the results of which were published in the second quarter 2007) at a total cost of $9.3 million over the preceding six quarters.

•

The Company has recognized an impairment charge against its ABCP investments in the third quarter of 2007 in the amount of $17.2 million and an additional $32.8 million in the fourth quarter of 2007, as management’s best estimate of the likely loss that may be realized on the resolution of the ABCP restructuring.

•

The Company also expensed $11.4 million in the third quarter of 2007 and $10.7 million in the fourth quarter of 2007 related to interest and accretion charges based on its interest capitalization policy.

•

The Company has recorded a tax recovery of $10.6 million at September 30, 2007 related to available loss carry forward amounts and share and debt issue costs as discussed in the third quarter comparative.

LIQUIDITY & CAPITAL RESOURCES

As at December 31, 2007, the Company had negative working capital of $29.6 million versus positive working capital of $65.5 million as at December 31, 2006. The primary reason for this change relates to accounting for the Notes as current debt and categorizing the illiquid ABCP investments as long-term assets. Once the Company meets its permit test on the debt the Company expects to return to a positive working capital position.

On June 28, 2007, the Company completed an offering (the “Offering”) and a subsequent agent’s over allotment option on July 27, 2007 for 17,000 additional Series D Units, through a syndicate of underwriters, pursuant to which the following securities were issued:

•	237,000 Series D units at a price of $1,000 per unit;

•	55,000 5% subordinated convertible debentures at a price of $1,000 per debenture;

•	2,055,000 flow-through shares at $9.75 per share; and

•	10,700,000 at $7.50 per common shares

The total financing generated gross cash proceeds of $392.3 million (net proceeds $374.5 million).

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

Series D units

The Company has issued in total 237,000 Series D units (“Units”) for an aggregate principal amount of $237 million which includes the issuance of 17,000 additional Units issued as part of the over-allotment option granted to the agents and exercised on July 27, 2007. The Units, which were issued pursuant to a Note Indenture dated June 28, 2007 (the “Note Indenture”), consist of an unsecured note bearing interest at 10% per annum in the principal amount of $1,000 (the “Note”) and 100 common share purchase warrants (the “Warrants”). Each Warrant is exercisable to purchase one common share of the Company at a price of $15 per share until June 28, 2017. The Notes and Warrants detached on their listing on the Toronto Stock Exchange.

The Company has allocated the net proceeds, after deducting $10.1 million in transaction costs, of the Series D units as follows: $191.7 million to the Notes based on the fair value of a similar debt instrument without associated common share purchase warrants; and $35.2 million to the Warrants using the residual value method. The value of the Notes will be accreted to its face value over the expected term of the debt using the effective interest method. During the year ending December 31, 2007 accretion costs of $21.0 million were added to the Series D units debt amount balance.

The Notes mature and become due and payable on June 28, 2017 and bear interest at the rate of 10% per annum. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008. The Company has the right to redeem the Notes in whole or in part at any time and from time to time from June 28, 2007 to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.

The Note Indenture provides that in the event of a change of control of the Company or in the ownership of the Project, as defined therein, the Company may or must offer, depending on the circumstances, to redeem the Notes.

In addition, if the Company has not obtained all the necessary permits for construction, development and conducting mining operations before June 28, 2008 it must offer to redeem the Notes then outstanding at 100% of the principal amount of $237 million plus accrued and unpaid interest. While the principal permit was received on October 31, 2007, the Company continues to classify the Notes as a current liability pending the receipt of any subsequent material permits.

The Notes rank senior to the Debentures described below. If the Company secures any subsequent indebtedness, the Notes are required to be secured in the same manner. The Note Indenture subjects the Company to comply with certain reporting and other covenants that include limits on indebtedness and distributions subject to certain conditions.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

Subordinated Convertible Debentures

The Company issued 55,000 Convertible Subordinated Debentures (“Debentures”) for an aggregate principal amount of $55 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the “Debenture Indenture”), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of $9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date the Company may redeem the Debentures if the market price of the Company’s shares is at least 125% of the conversion price. The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.

Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 in each year, starting January 1, 2008.

The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption, or (ii) convert the outstanding Debentures into common shares at a conversion price ranging from $7.48 to $9.35, based on a time formula specified in the Debenture Indenture.

The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

The Company has allocated the $52.6 million net proceeds, after deducting $2.4 million in transaction costs, to the Debentures totalling $34.2 million as a liability based on the fair value of a similar debt instrument without an associated conversion option. The fair value of the conversion option of the Debentures was estimated using the residual value method at approximately $18.4 million.

The debt component of the Debentures is being accreted over the expected term to maturity using the effective interest method. During the year accretion costs of $1.0 million were added to the convertible debt balance.

The Debenture Indenture requires the Company to comply with certain reporting and other covenants.

The Company has allocated the costs associated with the financing against the component parts of the instruments issued, being the Notes, Warrants, Debentures and the fair value of the conversion option of the Debentures.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

As a result of the Notes and Debentures debt financings the Company has incurred interest charges of $13.4 million and recognized $22.0 million in accretion costs for the year. These amounts were charged between the Statement of Operations and mineral properties in accordance with the Company’s accounting policy as follows:

	(in millions)
	Accretion	Interest	Total
Statement of Operations	13.7	8.4	22.1
Mineral Properties	8.3	5.0	13.3

	22.0	13.4	35.4

In the 2007 Prospectus related to the equity and debt financing, the Company stated that the use of proceeds from the financing would be used for the development of the Company’s New Afton project in accordance with the recommendations contained in the Company’s National Instrument 43-101 Technical Report. To December 31, 2007, the Company had expended approximately $30 million on property, plant and equipment and $26 million on direct project development, the bulk of which was incurred subsequent to the financing.

As at December 31, 2007, the Company has negative working capital of $29.6 million. The negative working capital position is primarily due to the classification of the Company’s Notes as a current liability because of a provision in the Note Indenture which requires the Company to obtain all material permits related to its New Afton project on or before June 27, 2008 (See Note 7). Should these permits not be obtained or the Company is unable to negotiate a waiver, the Company is obligated to offer to redeem the Notes at par value ($237 million). The negative working capital position is also due to the classification of the Company’s investments in non-bank sponsored asset backed commercial paper (“ABCP”) as non-current assets. The Company has $170 million in investments subject to the ABCP restructuring in Canada (See Note 3 to the financial statements). The financial impact of these two situations creates substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon obtaining the remaining permits for its New Afton project, resolving the liquidity situation surrounding its ABCP investments or obtaining the necessary financing to fund its debt obligations over the next year.

In recognition of these circumstances, and following the receipt of the major principal mine permit in October 2007, the Company is actively pursuing the remaining permits required to satisfy the debt requirements. The Company’s ability to continue as a going concern is also dependent on the successful resolution of the ABCP restructuring which will provide a market to enable the Company to realize some of its ABCP investments, as well as its ability to renegotiate its obligations in terms of the Note Indenture should they fall due. The Company’s continuing operations are also dependent on the raising of additional financing to finance the remainder of the Project construction. The amount and timing of these raisings may be materially impacted by the resolution of the Company’s investments in ABCP. There can be no assurance it will be able to raise sufficient funds as and when such funds are required. There can furthermore be no assurance that the Company will obtain the necessary permits or resolve its ABCP issues or obtain the necessary funding to continue with its Project construction.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

NEW ACCOUNTING POLICIES

During 2007 the Company adopted the following accounting policies:

Financial Instruments

Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost or amortized cost. Adoption of this policy had no material impact.

Comprehensive Income

Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in the Statement of Operations such as unrealized gains or losses on available-for-sale investments.

Interest Capitalization

Interest expense allocable to the qualifying cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use. Interest will be allocated between expensing it to the Statement of Operations and capitalizing it to mineral properties by applying the weighted average effective interest rate of the Company’s debt to the average deferred New Afton mine costs applicable for the year.

Transaction Costs

The Company records financial assets and liabilities net of transaction costs. Transaction costs other than those related to financial instruments classified as held-for-trading, which are expensed as incurred, are netted against the financial asset or financial liability on initial recognition and amortized using the effective interest method over the life of the related debt instrument.

CRITICAL ACCOUNTING ESTIMATES

Mineral Properties

The Company records its interests in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are impaired, sold, allowed to lapse, or abandoned.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. Where estimates of future net cash flows are available and the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value.

Management’s estimates of mineral prices, mineral resources, operating costs, capital costs and reclamation costs are subject to certain risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the cash flows to be generated from its properties.

Income and Resource Taxes

The Company recognizes and measures, as assets and liabilities, income and resource taxes currently payable or recoverable as well as future taxes which would arise from the realization of assets or the settlement of liabilities at their carrying amounts to the extent that these differ from their tax bases. Future income tax (“FITs”) assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance may be recognized to the extent the recoverability of FIT assets is not likely.

The Company commenced recording future tax assets to offset its FIT liabilities in the third quarter of 2007.

Stock–based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. The fair value of stock options is determined by the Black-Scholes option pricing model with assumptions for risk-free interest rates, dividend yields, volatility and an expected life of the options. Forfeitures are recorded based on actual occurrences.

The Black-Scholes pricing model requires the input of highly subjective assumptions that can materially affect the fair value estimate.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

Compound Financial Instruments

The Company has allocated the initial net proceeds of the Series D units and the debenture based on the fair value of a similar debt instrument without associated common share purchase warrants or convertible feature.

Asset-backed Commercial Paper (“ABCP”) and Measurement Uncertainty

For the assumptions used in the valuation of the Company’s ABCP see “Asset-backed Commercial Paper (“ABCP”) and measurement uncertainty”

COMMITMENTS AND CONTINGENT LIABILITIES

Afton Project Commitments

a)	The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment necessary to commence development of the Project. These commitments totaled $19.6 million. These commitments are expected to come due over the next 12 months.

b)	Under the terms of the Option agreements to acquire the mineral properties for the Afton Mineral Claims, the optionors retained a 10% net profit royalty which can be purchased on or before December 1, 2010 for $2 million in cash or common shares of the Company.

c)	As per the terms of the June 28, 2007 equity financing the Company is obligated to renounce qualifying flow-through expenditures totaling $20 million (see Note 18(a) of the financial statements). These qualifying expenditures can be derived from mine development expenditures and exploration incurred in 2007 plus qualifying exploration grass-roots expenditures incurred in 2008 but renounced in 2007.

d)	On October 31, 2007 the Company received the main mining permit for the New Afton project under the Mines Act (B.C.) which provides the approval to construct, operate and reclaim the New Afton Mine. The permit obligates the Company to provide a total security deposit in the amount of $9.5 million over a five year period. The first deposit of $3.5 million was paid within 30 days of the receipt of the permit and the Company is obliged to fund an amount of $1.5 million per year over the next four years.

Other Royalties and Property Commitments

e)	Under the terms of the Ajax - Python Claim option agreement the property is subject to a 2% net smelter royalty (“NSR”). The Company can purchase the NSR for $100,000, payable in cash or common shares of the Company.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

f)	On October 25, 2007 the Company completed the acquisition of the Teck surface rights including the payment of $16 million plus applicable transfer taxes. As part of the transaction, Teck has been granted a 2% Net Smelter Return over the Project, which the Company has the option to repurchase at any time for $12 million.

g)	In 2006 the Company completed two arm’s length agreements with the owners (collectively, the “optionors”) of two mineral claim groups, whereby for an aggregate payment to them of $28,965 in cash, the Company acquired the exclusive right to explore the properties for one year. The exclusive exploration rights may, at the Company’s option, be extended for two further one-year periods by making payments of $50,000 to one optionor and $43,020 to the other. Any further payments to the optionors are payable in cash or equivalent value in shares of the Company at the optionor’s discretion in one case and at the discretion of the Company in the other.

The Company may, at any time during the option period, purchase the properties by paying the first optionor $100,000 and reserving a 1.5% net smelter return royalty on the production from the property and paying the second optionor $93,400 and reserving a 1% net smelter return royalty on the production from the property. The Company received transfer of title to both properties, which will be retransferred if the Company does not exercise the purchase option.

Operating Leases

h)	The Company is committed to operating leases in the aggregate of $376,825. The future minimum lease payments as at December 31, 2007 are as follows:

(in thousands)
2008	$208
2009	118
2010	51

$377

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

CONTRACTUAL OBLIGATIONS

The following is a summary of the material contractual obligations of the Company including payments due for each of the next five years and thereafter.

Contractual Obligation	Total	Less than 1 year	1- 3 years	3 - 5 years	Thereafter
	$ thousands
Equipment orders(1)	19,585	17,369	2,216	—	—
Operating leases	377	208	169	—	—
Debt – current and long-term (2)	292,000	237,000	—	—	55,000

Total Contractual Obligations (3)	311,962	254,577	2,385	—	55,000

(1)	Certain equipment orders do not have defined payment schedules and have been estimated for the purposes of this table

(2)	See the Liquidity and Capital Resources section of the MD&A for further details on the current classification of the Notes

(3)	All Professional Services commitments, for engineering, procurement, construction and management, permit the Company to terminate them for convenience upon payment to the other party of amounts owing up to the date and termination and, in some cases, demobilization charges. Therefore they have not been included in the table above. In addition, all interest payments have been excluded from the table above (See Note 7 to the financial statements).

OFF-BALANCE SHEET ARRANGEMENTS AND RELATED PARTY TRANSACTIONS

The Company does not have any off-balance sheet arrangements or any material related party transactions.

RISK FACTORS

In addition to the other information presented in this MD&A, the following risk factors should be given special consideration when evaluating trends, risks and uncertainties relating to the Company’s business. Any of the following risks could have a material adverse effect upon the Company, its business and future prospects. In addition, other risks and uncertainties not presently known by management of the Company could impair the Company and its business in the future.

The Company may not be able to Refinance the Notes or Debentures if Required or if it so Desires

As at December 31, 2007, the Company has negative working capital of $29.6 million primarily due to the requirement that the Notes (as defined under “Description of Capital Structure”) be classified as a current liability because of a provision in the Note Indenture which requires the Company to obtain all material permits related to the Project test on or before June 27, 2008. Should these permits not be obtained or the Company is unable to negotiate a waiver of such requirement or an extension of the date for compliance from the holders of the Notes, the Company is obligated to offer to redeem the Notes at their par value, $237 million. The Company received its principal permit under the Mines Act of B.C. in October 2007 but requires the remaining permits to satisfy the test. The Company is actively pursuing the remaining permits required to satisfy the permit requirement referred to above.

The Company’s continuing operations will be dependent on obtaining the remaining permits for the Project (or obtaining a waiver from such requirement under the Note Indenture or an extension of the date for compliance) or the raising of additional financing to finance the remainder of the Project construction. The amount and timing of these raisings may be materially impacted by the resolution of the Company’s investments in non-bank sponsored asset backed commercial paper referred to below under “Asset Backed Commercial Paper”. There can be no assurance it will be able to raise sufficient funds as and when such funds are required.

The Company may need or desire to refinance all or a portion of the Notes, the Debentures or any other future indebtedness that it incurs on or before the maturity of the Notes or the Debentures. There can be no assurance that the Company will be able to refinance any of its indebtedness or incur further indebtedness necessary for its pre-construction, construction or operative phases on commercially reasonable terms, if at all.

Asset Backed Commercial Paper

As at December 31, 2007 the Company had $170 million invested in collateralized short term debt obligations (rated R1 high by Dominion Bond Rating Service), issued by limited purpose trusts sponsored and managed by non-bank entities. These obligations, commonly known as “Asset Backed Commercial Paper” (“ABCP”), typically had terms of less than 365 days and repayment of a maturing ABCP was dependent on the cash generated by the trusts’ underlying assets and the ability of the trusts to issue new ABCP. In mid August 2007 a number of sponsors of non-bank managed ABCP, including those with which the Company had invested, announced that they could not place ABCP due to unfavourable conditions in the Canadian capital markets. As a result, the non-bank ABCP market remains the subject of an agreement signed on August 16, 2007 amongst a number of affected parties called the “Montreal Accord” which contemplates a restructuring of ABCP on or before March 31, 2008 under the direction of the Pan-Canadian Investors Committee (the “Committee”) with the expressed intention of re-introducing the majority of the investments into a pool of long term floating rate notes which will have credit ratings attached to them. The Company understands that a market for trading the restructured investments is expected to develop. While the Company is not a signatory to the Montreal Accord, it is directly and through counsel monitoring the activities of the Committee. However, the final terms of reference for the restructuring, while well advanced as detailed in a press release from the Committee dated December 23, 2007 have not been made the subject of a definitive proposal and there is no certainty of a positive outcome. As a result, there is presently no active market for the Company’s ABCP and the funds cannot be accessed until such time as the restructuring contemplated by the Montreal Accord has been completed. The Company is unable to definitively determine when or if an appropriate resolution may occur.

The Company has re-classified its holdings in ABCP from short-term investments to long term assets and has recorded an impairment charge in the amount of $50.1 million in the current year. There can be no assurance that this estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods. In addition, the Company has not accrued any interest due from these investments pending further information from the Committee.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

Financing Risks

The Company has limited financial resources, no source of operating cash flow and no assurance that additional funding, equity or debt based, will be available for further exploration and development of its projects. The Company will require additional financing from external sources to meet its operating and capital requirements. There can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable. In addition, the price of shares of developing mining companies can be volatile due in part to changes in metals prices, actual development results differing from expected development results, changes in metal companies’ valuations or the departure of key employees. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our projects or the possible loss of such properties.

The mineral exploration and development industry in general is intensely competitive and there is no assurance that, even if commercial quantities of proven reserves and probable reserves are discovered, a profitable market may exist for the sale of same. Factors beyond the control of the Company may affect the marketability of any substances discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Company, including government regulations relating to price, royalties, allowable production and importing and exporting of minerals, the effect of which cannot accurately be predicted.

The standards employed in estimating the resources differ significantly from the requirements of the SEC and the resource information reported may not be comparable to similar information reported by United States companies. The term “resources” does not equate to “reserves” and normally may not be included in documents filed with the SEC. “Resources” are sometimes referred to as “mineralization” or “mineral deposits”.

Operating Hazards and Risks

Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risk normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to persons or property and possible environmental damage. Although the Company has obtained liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a material adverse effect upon its financial condition.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of mineral resources and mineral reserves and cash operating costs are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies which derive estimates of capital costs and cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of copper and gold, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual capital costs, cash operating costs and economic returns will differ significantly from those estimated for a project prior to production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

Fluctuating Metal Prices

The Company’s revenues, if any, are expected to be derived from the extraction and sale of copper and gold contained in concentrates. The price of these metals has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of metals, and therefore the economic viability of any of the Company’s exploration projects, cannot accurately be predicted. The Company does not presently have a metals hedging policy nor has it conducted any metals hedging in the past.

Title To Some Of the Company’s Mineral Properties May Be Challenged Or Defective

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to it’s properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of our interest, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, we may be constrained in our ability to operate our properties or unable to enforce our rights with respect to our properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations.

Exploration, Development and Resource and Reserve Estimates

The exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. Although the mineral resource and reserve figures set out herein have been carefully prepared and reviewed or verified by independent mining experts, these amounts are estimates only and no assurance can be given that an identified mineral resource will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Short-term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

Material changes in reserves or resources, grades, dilution estimates or recovery rates may affect the economic viability of the Project. The estimated reserves and resources described in this Annual Information Form should not be interpreted as assurances of mine life or of the profitability of future operations. The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish mineral resources through drilling, to develop processes to extract the resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Although substantial benefits may be derived from the discovery of a major deposit, no assurance can be given that resources will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

Environmental and other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The current activities of the Company, including any development activities and commencement of production on its properties, require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that all permits which the Company may require for exploration, construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any mining project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Retention of Key Personnel

The Company’s business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops. The success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the directors and senior management and the loss of one or more could have a materially adverse effect on the Company.

Limited Experience with Development-Stage Mining Operations

The Company has limited experience in placing resource properties into production, and their ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Competition

The Company will compete with many international companies that have substantially greater financial and technical resources than it for the recruitment and retention of qualified employees.

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

Disclosure Controls and Internal Control over Financial Reporting

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings required by the U.S. Securities and Exchange Commission and Canadian Securities Administration requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of December 31, 2007 through inquiry and review, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that, as at December 31, 2007, the Company’s disclosure control procedures were effective.

The Company also maintains a system of internal controls over financial reporting designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board’s review is accomplished principally through the audit committee, which is composed of independent non-executive directors.

The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations relating to executive compensation and other matters are considered by the Board of Directors.

During the year ended December 31, 2007, the Company effected material changes in internal control over financial reporting. These changes were in part necessitated by the expanding operational activity, especially in the latter two quarters of the year, at the Company’s development Project. The Company contracted a third party firm to assist the Company in enhancing its internal controls and to test the enhanced controls as part of management’s

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

assessment of internal controls over financial reporting as required by Rules 13a-15(c) and 15d-15(c) promulgated under the U.S. Securities Exchange Act of 1934, as amended. The Company has a) in general, enhanced its internal control processes across the material financial cycles; b) more specifically, improved its financial controls over period end closing, and procurement processes; and c) implemented compensating procedures around the segregation of duties in the information technology area due to limited staffing.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to assess the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007. Based on this assessment, management has concluded that as at December 31, 2007, the Company’s internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in their report which appears herein.

AMEX Corporate Governance

The Company’s common shares are listed on the American Stock Exchange (“AMEX”). Section 110 of the AMEX company guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is posted on the Company’s website at www.newgoldinc.com and a copy of such description is available by written request made to the Company.

OUTLOOK

Advancement of the Project remains the Company’s primary focus as it is the key to the Company’s success. With the financing in June of 2007, the purchase of the surface rights and issuance of the primary permit under the Mines Act in October, the Company is now in a position to proceed with the significant development activities required to construct a new mine. Management’s operating efforts over the near-term will be primarily focused on:

Advancement of the development of the underground which is the critical path item on the project timeline;

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

Completion of detailed engineering of the Project plus secure the remaining permits necessary for the Project. Further updates to the capital costs and schedule for construction will occur as detailed engineering progresses;

Commencement of the surface facilities which is expected to occur in March or April of 2008;

Continued procurement of the mill components and structures and development mobile fleet, for the Project; and

Continued expansion of the Company’s work force to meet the personnel requirements of the Project.

In addition, the Company continues to assess its exploration opportunities primarily around the existing Afton resource but also on the Ajax and at its optioned properties.

The Company, however, faces significant financial challenges in the short to medium term. As at December 31, 2007, the Company has negative working capital of $29.6 million due to the classification of the Company’s Notes as a current liability because of a provision in the Note Indenture which requires the Company to comply with a permit test on or before June 27, 2008. Should the Company fail to meet the test, it is obligated to offer to redeem the Notes at par value ($237 million). The Company also has $170 million in illiquid Asset Backed Commercial Paper (“ABCP”) and while there are initiatives being undertaken to restructure ABCP market generally through the Pan-Canadian Investors Committee, there can be no assurance that these initiatives will succeed or, if they do, that the Company will realize a meaningful amount on its ABCP.

The Company’s ability to advance the Project will be dependent on the receipt of the remaining permits required to satisfy the permit test, a satisfactory resolution to the ABCP situation and the raising of additional financing to finance the remainder of the Project construction. In connection with the financing requirements of the Company, the Company signed a letter of intent dated March 31, 2008 with Metallica Resources Inc. and Peak Gold Ltd. to complete a business combination whereby New Gold would be the surviving company. The business combination is subject to the completion of confirmatory due diligence, definitive documentation and obtaining the required regulatory approvals.

As at March 31, 2008, the Company’s outstanding capital was:

Common shares	36,949,717
Warrants	23,700,000
Common stock options	2,462,500

FORWARD-LOOKING STATEMENT

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill

New Gold Inc.

(A Development Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2007

results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management’s discussion and analysis. Forward-looking information is, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary Note Concerning Reserves and Resource Estimates

United States investors are advised that while the terms “reserves” and “resources” are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which established standards for all public disclosure of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by New Gold Inc. in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.